SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

The Finish Line, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

317923100
(CUSIP Number)

June 28, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Numeric Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,615,610 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,615,610 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,610 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.02%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 317923100	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,856,610 shares of Class A Common Stock (including 241,000 shares of Class A Common Stock issuable upon exercise of options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,856,610 shares of Class A Common Stock (including 241,000 shares of Class A Common Stock issuable upon exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,610 shares of Class A Common Stock (including 241,000 shares of Class A Common Stock issuable upon exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.62%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 317923100	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is The Finish Line, Inc., an Indiana corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 3308 North Mitthoeffer Road Indianapolis, Indiana 46235.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons" with respect to the Class A Common Stock (as defined in Item 2(d) below):

Investment Manager:

(i) Numeric Investors LLC (the "Investment Manager"), with respect to the Class A Common Stock held by certain funds and/or managed accounts to which the Investment Manager serves as investment manager (collectively, the "Numeric Funds").

Parent Company:

(ii) Man Group plc (the "Parent Company"), which indirectly, through various intermediate entities, controls the Investment Manager and GLG LLC (the "Additional Investment Manager") which serves as investment manager to certain funds and/or managed accounts (collectively, the "Additional Funds"), with respect to the Class A Common Stock held by each of the Numeric Funds and the Additional Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i) Numeric Investors LLC 470 Atlantic Avenue, 6th Floor Boston, MA 02210 Citizenship: State of Delaware

(ii) Man Group Plc Riverbank House 2 Swan Lane London EC4R 3AD United Kingdom Citizenship: United Kingdom

CUSIP No. 317923100	13G	Page 5 of 8 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.01 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

317923100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row (11) of the cover page for each Reporting Person is based on the 40,146,954 shares of Class A Common Stock outstanding as of June 9, 2017, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 27, 2017 filed with the Securities and Exchange Commission on June 23, 2017.

CUSIP No. 317923100	13G	Page 6 of 8 Pages

The Investment Manager, which serves as the investment manager to each of the Numeric Funds, may be deemed to be the beneficial owner of all of the Class A Common Stock owned by the Numeric Funds. The Parent Company, which indirectly, through various intermediate entities, controls the Investment Manager and the Additional Investment Manager, may be deemed to be the beneficial owner of all the Class A Common Stock owned by the Numeric Funds and the Additional Funds. The Parent Company hereby disclaims any beneficial ownership of any such Class A Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 317923100	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 10, 2017

NUMERIC INVESTORS LLC

By: /s/ Christopher Ancona
Name: /s/ Christopher Ancona
Title: Chief Compliance Officer

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer

CUSIP No. 317923100	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of July 10, 2017

NUMERIC INVESTORS LLC

By: /s/ Christopher Ancona
Name: /s/ Christopher Ancona
Title: Chief Compliance Officer

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer